UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*

                           Aquacell Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   03840N 10 7
                                 --------------
                                 (CUSIP Number)

                                  June 7, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 pages

CUSIP No.   03840N 10 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Grey K Fund, LP
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER                    5      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                     1,708,289*
OWNED BY            ------------------------------------------------------------
EACH                      6      SHARED VOTING POWER
REPORTING
PERSON WITH                      0
                    ------------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 1,708,289*
                    ------------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,708,289*
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES |_|

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.2%*
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------
* Without giving effect to the Ownership Limitation (as defined herein).


                               Page 2 of 14 pages

CUSIP No.   03840N 10 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Grey K Offshore Fund, Ltd.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
--------------------------------------------------------------------------------
NUMBER                    5      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                     2,725,624*
OWNED BY            ------------------------------------------------------------
EACH                      6      SHARED VOTING POWER
REPORTING
PERSON WITH                      0
                    ------------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 2,725,624*
                    ------------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,725,624*
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES |_|

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.5%*
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------
* Without giving effect to the Ownership Limitation (as defined herein).


                               Page 3 of 14 pages

CUSIP No.   03840N 10 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Grey K Offshore Leveraged Fund, Ltd.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
--------------------------------------------------------------------------------
NUMBER                    5      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                     1,066,087*
OWNED BY            ------------------------------------------------------------
EACH                      6      SHARED VOTING POWER
REPORTING
PERSON WITH                      0
                    ------------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 1,066,087*
                    ------------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,066,087*
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES |_|

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             2.7%*
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------
* Without giving effect to the Ownership Limitation (as defined herein).


                               Page 4 of 14 pages

CUSIP No.   03840N 10 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Grey K GP, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER                    5      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                     1,708,289*
OWNED BY            ------------------------------------------------------------
EACH                      6      SHARED VOTING POWER
REPORTING
PERSON WITH                      0
                    ------------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 1,708,289*
                    ------------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,708,289*
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES |_|

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.2%*
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON

             OO - Limited Liability Company
--------------------------------------------------------------------------------
* Without giving effect to the Ownership Limitation (as defined herein).


                               Page 5 of 14 pages

CUSIP No.   03840N 10 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             RNK Capital LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER                    5      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                     4,295,142
OWNED BY            ------------------------------------------------------------
EACH                      6      SHARED VOTING POWER
REPORTING
PERSON WITH                      0
                    ------------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 4,295,142
                    ------------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,295,142
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES |_|

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.9%
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON

             OO - Limited Liability Company
--------------------------------------------------------------------------------


                               Page 6 of 14 pages

CUSIP No.   03840N 10 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Robert Koltun
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
NUMBER                    5      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                     4,295,142
OWNED BY            ------------------------------------------------------------
EACH                      6      SHARED VOTING POWER
REPORTING
PERSON WITH                      0
                    ------------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 4,295,142
                    ------------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,295,142
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES |_|

--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.9%
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


                               Page 7 of 14 pages

Item 1.

(a)   Name of Issuer

      Aquacell Technologies, Inc. (the "Company")

(b)   Address of Issuer's Principal Executive Offices

      10410 Trademark Street
      Rancho Cucamonga, CA  91730

Item 2.

(a)   Name of Person Filing

      Grey K Fund, LP
      Grey K Offshore Fund, Ltd.
      Grey K Offshore Leveraged Fund, Ltd.
      Grey K GP, LLC
      RNK Capital LLC
      Robert Koltun

(b)   Address of Principal Business Office or, if none, Residence

      The principal business office of each of Grey K Fund, LP, Grey K GP, LLC, RNK Capital LLC and Robert Koltun is 527 Madison Avenue, 7th Floor, New York, New York 10022.

      The principal business office of each of Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234, Georgetown, Grand Cayman.

(c)   Citizenship

      Grey K Fund, LP is a Delaware limited partnership.
      Grey K Offshore Fund, Ltd. is a Cayman Islands exempt company.
      Grey K Offshore Leveraged Fund, Ltd. is a Cayman Islands exempt company. Grey K GP, LLC is a Delaware limited liability company.
      RNK Capital LLC is a Delaware limited liability company.
      Robert Koltun is a United States citizen.

(d)   Title of Class of Securities

      Common Stock, $0.001 par value ("Common Stock")

(e)   CUSIP Number

      03840N 10 7

Item 3. This statement is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).


                               Page 8 of 14 pages

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

      (i) Without giving effect to the Ownership Limitation (as defined below), Grey K Fund, LP beneficially owns 1,708,289 shares of Common Stock, including (i) 1,552,990 shares issuable upon conversion of a Convertible Promissary Note in a principal amount of $310,598 with an initial conversion price of $.20 and (ii) 155,299 shares issuable upon the exercise of Warrants with an exercise price of $.50 per share.

      (ii) Without giving effect to the Ownership Limitation, Grey K GP, LLC, in its capacity as general partner of Grey K Fund, LP, may be deemed to beneficially own 1,708,289 shares of Common Stock, including (i) 1,552,990 shares issuable upon conversion of a Convertible Promissary Note in a principal amount of $310,598 with an initial conversion price of $.20 and (ii) 155,299 shares issuable upon the exercise of Warrants with an exercise price of $.50 per share.

      (iii) Without giving effect to the Ownership Limitation, Grey K Offshore Fund, Ltd. beneficially owns 2,725,624 shares of Common Stock, including (i) 2,477,840 shares issuable upon conversion of a Convertible Promissary Note in a principal amount of $495,568 with an initial conversion price of $.20 and (ii) 247,784 shares issuable upon the exercise of Warrants with an exercise price of $.50 per share.

      (iv) Without giving effect to the Ownership Limitation, Grey K Offshore Leveraged Fund, Ltd. beneficially owns 1,066,087 shares of Common Stock, including (i) 969,170 shares issuable upon conversion of a Convertible Promissary Note in a principal amount of $193,834 with an initial conversion price of $.20 and (ii) 96,917 shares issuable upon the exercise of Warrants with an exercise price of $.50 per share.

      (v) After giving effect to the Ownership Limitation, RNK Capital LLC, in its capacity as Investment Manager for Grey K Fund, LP, Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd. may be deemed to beneficially own 4,295,142 shares of Common Stock, including (i) shares issuable upon conversion of Convertible Promissary Notes with an initial conversion price of $.20 and (ii) shares issuable upon the exercise of Warrants with an exercise price of $.50 per share.

      (vi) After giving effect to the Ownership Limitation, Robert Koltun, in his capacity as managing member of RNK Capital LLC the Investment Manager for Grey K Fund, LP, Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd., may be deemed to beneficially own 4,295,142 shares of Common Stock, including (i) shares issuable upon conversion of Convertible Promissary Notes with an initial conversion price of $.20 and (ii) shares issuable upon the exercise of Warrants with an exercise price of $.50 per share.

      The aggregate number of shares of Common Stock into which the Convertible Promissory Notes and Warrants held by Grey K Fund, LP, Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd. are convertible and exercisable shall not exceed, pursuant to the terms of such instruments, that number of shares of Common Stock that would result in such entities having an aggregate beneficial ownership of more than 9.9% of the outstanding Common Stock of the Company (the "Ownership Limitation"). The Ownership Limitation may be changed at any time by the entities upon at least 61 days' prior written notice to the Company.


                               Page 9 of 14 pages

(b)   Percent of class:

      (i) Grey K Fund, LP may be deemed to beneficially own 4.2% of the outstanding Common Stock of the Company.

      (ii) Grey K GP, LLC may be deemed to beneficially own 4.2% of the outstanding Common Stock of the Company.

      (iii) Grey K Offshore Fund, Ltd. may be deemed to beneficially own 6.5% of the outstanding Common Stock of the Company.

      (iv) Grey K Offshore Leveraged Fund, Ltd. may be deemed to beneficially own 2.7% of the outstanding Common Stock of the Company.

      (v) RNK Capital LLC may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

      (vi) Robert Koltun may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

      Based upon a representation by the Company that 39,090,128 shares of Common Stock were outstanding as of May 31, 2007.

(c) Number of shares as to which the person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, shared power to dispose or to direct the disposition of:

      (i) Without giving effect to the Ownership Limitation, Grey K Fund, LP may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 1,708,289 shares of Common Stock.

      (ii) Without giving effect to the Ownership Limitation, Grey K GP, LLC may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 1,708,289 shares of Common Stock.

      (iii) Without giving effect to the Ownership Limitation, Grey K Offshore Fund, Ltd. may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 2,725,624 shares of Common Stock.

      (iv) Without giving effect to the Ownership Limitation, Grey K Offshore Leveraged Fund, Ltd. may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 1,066,087 shares of Common Stock.

      (v) After giving effect to the Ownership Limitation, RNK Capital LLC may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 4,295,142 shares of Common Stock.

      (vi) After giving effect to the Ownership Limitation, Robert Koltun may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 4,295,142 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.


                              Page 10 of 14 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10.  Certification

      By signing below each of the undersigned certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 11 of 14 pages

                                    SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      June 25, 2007


                                      GREY K FUND, LP

                                      By: Grey K GP, LLC, its General
                                          Partner

                                          By: /s/ Robert Koltun
                                              ---------------------------
                                              Robert Koltun
                                              Managing Member


                                      GREY K OFFSHORE FUND, LTD.

                                      By: RNK Capital LLC, as Investment
                                          Manager

                                          By: /s/ Robert Koltun
                                              ---------------------------
                                              Robert Koltun
                                              Managing Member


                                      GREY K OFFSHORE LEVERAGED FUND, LTD.

                                      By: RNK Capital LLC, as Investment
                                          Manager

                                          By: /s/ Robert Koltun
                                              ---------------------------
                                              Robert Koltun
                                              Managing Member


                                      GREY K GP, LLC

                                      By: /s/ Robert Koltun
                                          -------------------------------
                                          Robert Koltun
                                          Managing Member


                              Page 12 of 14 pages

                                      RNK CAPITAL LLC

                                      By: /s/ Robert Koltun
                                          -------------------------------
                                          Robert Koltun
                                          Managing Member

                                      /s/ Robert Koltun
                                      -----------------------------------
                                      Robert Koltun


                              Page 13 of 14 pages

                                  Exhibit Index


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


                              Page 14 of 14 pages

                                                                       Exhibit 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)(1)


      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


Dated as of June 25, 2007


                                       GREY K FUND, LP

                                       By: Grey K GP, LLC, its General
                                           Partner


                                           By: /s/ Robert Koltun
                                               ---------------------------
                                               Robert Koltun
                                               Managing Member


                                       GREY K OFFSHORE FUND, LTD.

                                       By: RNK Capital LLC, as Investment
                                           Manager


                                           By: /s/ Robert Koltun
                                               ---------------------------
                                               Robert Koltun
                                               Managing Member


                                   Exhibit 1-1

                                       GREY K OFFSHORE LEVERAGED FUND, LTD.

                                       By: RNK Capital LLC, as Investment
                                           Manager

                                           By: /s/ Robert Koltun
                                               ---------------------------
                                               Robert Koltun
                                               Managing Member


                                       GREY K GP, LLC

                                       By: /s/ Robert Koltun
                                           -------------------------------
                                           Robert Koltun
                                           Managing Member


                                       RNK CAPITAL LLC

                                       By: /s/ Robert Koltun
                                           -------------------------------
                                           Robert Koltun
                                           Managing Member

                                       /s/ Robert Koltun
                                       -----------------------------------
                                       Robert Koltun


                                   Exhibit 1-2